November 14, 2006

Mark A. Weiss, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202

Re: LSI Industries Inc.
       Amendment No. 1 to Registration Statement on Form S-3
       Filed October 27, 2006
       File No. 333-137675

Dear Mr. Weiss:

       We have limited our review of your filing to the issues we have addressed in our comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Securityholders, page 22

1.   We reissue prior comment 2 to our letter dated October 19, 2006 in part. Rule 430B(b) in general permits you only to omit information that is unknown or not reasonably available, the identities of selling security holders and the amounts of securities registered for each selling securityholder. Other information required by the form must be disclosed. Therefore please disclose here (and in the fee table) the aggregate number of securities being offered by the selling securityholders.

* * * * * * *

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      If you have any questions, please call Donald C. Hunt at (202) 551-3647 or me at (202) 551-3805.

Sincerely,

Peggy Fisher
Assistant Director